

05040953

S
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First London Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2603 Fairmont Street
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Nichols (214) 220-0690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2705 Swiss Avenue (Address) Dallas (City) TX (State) 75204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First London Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



DEBRA J. TAYLOR
Notary Public, State of Texas
My Commission Exp. 02-18-2008

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DAVIS CLARK
& COMPANY

Independent Auditor's Report

Board of Directors
First London Securities Corporation
2603 Fairmount St.
Dallas, Texas 75201

Dear Sirs:

We have audited the accompanying Statement of Financial Condition of First London Securities Corporation (a subsidiary of DGN Securities) as of December 31, 2004, and the related Statements of Income, of Changes in Stockholder's Equity, of Cash Flows, and of Changes in Liabilities Subordinated to Claims of General Creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First London Securities Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Clark & Company

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

March 17, 2005

Certified Public Accountants • A Professional Corporation
2705 Swiss Avenue • Dallas, Texas 75204 • T: 214.824.2556
F: 214.823.9367 • www.texascpa.com

First London Securities Corporation
(A Subsidiary of DGN Securities)
Statement of Financial Condition
December 31, 2004

Exhibit A

ASSETS

Cash	$ 24,153
Receivables from brokers or dealers	
Clearance account	3,252,413
Dividend receivable	45,614
Receivable from related parties	609,907
Prepaid rent	14,785
Securities owned (at market value)	4,795,992
Investments	354,618
Notes receivable	48,500
Total assets	$9,145,982

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Subsidiary of DGN Securities)
Statement of Financial Condition
December 31, 2004

Exhibit A

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to brokers or dealers	
Clearance account	$ 5,132,461
Accounts payable and accrued liabilities	10,901
Accrued payroll and payroll tax	20,537
Payable to parent	188,163
Income tax payable (due parent)	25,332
Total liabilities	5,377,394
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 142,500 shares issued and outstanding	133,150
Common stock-Class B, no par value, 1,000,000 shares authorized, 785,271 shares issued and outstanding	785,271
Additional paid in capital	142,516
Retained earnings	2,707,651
Total stockholder's equity	3,768,588
Total liabilities and stockholder's equity	$ 9,145,982

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Subsidiary of DGN Securities)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

Exhibit B

	Common Stock	Common Stock Class B	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance beginning of period	$ 133,150	$ 785,271	$ 142,516	$ 2,507,039	$ 3,567,976
Net income for year	- 0 -	- 0 -	- 0 -	200,612	200,612
Balance at end of period	$ 133,150	$ 785,271	$ 142,516	$ 2,707,651	$ 3,768,588

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Subsidiary of DGN Securities)
Statement of Income
Year Ended December 31, 2004

Exhibit C

Revenues	
Commissions	$ 1,477,935
Other investment expense	(16,949)
Net loss on firm securities trading accounts	(424,428)
Other revenue	3,195
Total revenue	1,039,753
Expenses	
Commissions to other broker-dealers	33,660
Management fee	30,636
Regulatory fees and expenses	134,193
Other expenses	660,747
Total expenses	859,236
Net income before income tax	180,517
Income tax benefit	20,095
Net income	$ 200,612

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Subsidiary of DGN Securities)
Statement of Cash Flows
Year Ended December 31, 2004

Exhibit D

Cash flows from operating activities:		
Net income	$	200,612
Non cash expenses, revenues, losses and gains included in net income:		
Depreciation		4,449
(Increase) in accounts receivable from broker/dealers	(	330,586)
(Increase) in dividend receivable	(	45,614)
Decrease in related parties receivable		477,887
(Increase) in securities owned	(	626,946)
(Increase) in prepaid rent	(	14,785)
Decrease in employee receivable		2,321
(Increase) in investments	(	43,452)
Increase in payable to brokers or dealers		584,156
(Decrease) in accrued payroll and payroll taxes	(	4,463)
(Decrease) in accounts payable and accrued liabilities	(	6,469)
(Decrease) in state tax payable	(	120,692)
Increase in payable to parent		188,163
(Decrease) in income tax payable (due parent)	(	198,735)
Net cash flow provided by operating activities		65,846
Cash flows from investing activities:		
Loans made	(	48,500)
Net cash flows (used in) investing activities	(	48,500)
Net increase in cash		17,346
Cash at beginning of the year		6,807
Cash at the end of the year	$	24,153
Supplemental Cash Flow Information:		
Interest paid	$	- 0 -
Federal income taxes actually paid (to parent)	$	- 0 -
State income taxes actually paid	$	120,692

The accompanying notes are an integral part of this statement.

Exhibit E

First London Securities Corporation
(A Subsidiary of DGN Securities)
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2004

Balance December 31, 2004	
No increase or decrease for the year ended December 31, 2004.	$ - 0 -

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Subsidiary of DGN Securities)
Notes to Financial Statements
December 31, 2004

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, Company management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure, allocate and make certain assumptions regarding Company resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

A. General

First London Securities Corporation (FLSC) was formed in January, 1992 as a subsidiary of DGN Securities. FLSC operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis.

B. Securities Transactions

Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. Trading Securities

Trading securities are valued at market and unrealized gains and losses are reflected in gains or losses on firm securities trading accounts.

D. Fixed Assets

The Company uses five year straight line depreciation for fixed assets. At December 31, 2004, all fixed assets were fully depreciated. Depreciation expense for 2004 was $4,449.

E. Cash Flows

The Company uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the Statement of Cash Flows, cash and cash equivalents include demand deposits and certificates of deposit with initial maturities of three months or less.

First London Securities Corporation
(A Subsidiary of DGN Securities)
Notes to Financial Statements
December 31, 2004

1. Summary of Significant Accounting Policies (cont'd)

F. Income Tax Calculation

The Company files a consolidated federal income tax return with its parent company. Income tax expense is computed as if the Company filed a separate return.

G. Compensated Absences

Employees of the Company receive paid vacation and personal days off, depending on length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

H. Accounting Estimates

Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables and lives used to depreciate fixed assets. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

2. Receivables from Brokers or Dealers

Pursuant to the correspondent agreement with First Southwest, all customer accounts are forwarded to First Southwest on a fully disclosed basis. First London Securities Corporation has placed a $3,252,413 clearing deposit with First Southwest which is included in receivables from Broker/Dealers.

3. Income Taxes

The provision for income taxes applicable to current operations consisted of the following:

	Currently Payable
Federal Taxes at 34%	$ 61,375
Dividend exclusion	(32,300)
Other	(3,743)
Total federal income tax	25,332
State income tax adjustment	(45,427)
Total income tax benefit	($ 20,095)

3. Income Taxes (cont'd)

(i) The current provision for income tax has been computed based on the operations of the Company. The Company files a consolidated tax return with its parent company.

State income taxes represents State of Texas taxes due on taxable income computed at the state rate of 4.5%. During 2004, the tax on capital exceeded the tax on income, so there was no state income tax payable.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (S.E.C.) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Percentage of Aggregate Indebtedness to Net Capital
$120,000	$1,225,559	$1,105,559	439%

5. Commitments, Related Parties, and Contingencies

The Company leases various quotation equipment for an initial term of one year at a rate of $985 per month. Unless terminated by written notice, the term of the agreement is automatically extended for successive additional periods of one year.

Due to the nature of its business, the Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2004, all such claims or legal actions were of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

At various times throughout the year, the Company may maintain deposits in financial institutions in excess of federally insured amounts.

As described in Note 8, First London Securities Corporation is a general partner in 2603 Fairmount Investors. At December 31, 2004 the Company's share of the partnership's liabilities totaled $852,202. These liabilities are secured by the property at 2603 Fairmount.

5. Commitments, Related Parties, and Contingencies (cont'd)

The Company occupies office space leased from 2603 Fairmount Investors (a related party). The Company pays $4,000 a month and the lease expires on February 29, 2007. The remaining future commitment is as follows:

2005	$ 48,000
2006	48,000
2007	8,000
Total	$104,000

6. Credit Concentration

First London Securities Corporation extends credit to First Southwest Company who carries customer accounts of First London on a fully disclosed basis. First Southwest is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1).

7. Securities Owned and Securities Sold Not Yet Purchased

Marketable securities owned, consist of trading and investment securities at market values, as follows:

	Owned
Corporate stocks	$4,795,992

The following corporate stocks represent 95% of securities owned.

	Market Value December 31, 2004
Armanino Foods	$ 924,512
I-Trax Inc.	633,224
Nano-Proprietary, Inc.	2,981,722
Total	$4,539,458

These stocks (after haircuts) are a material part of the net capital computation. A decline in market value could reduce net capital. Such reduction in net capital could be significant.

These stocks are traded on the NASDAQ and over the counter bulletin board, respectively.

8. Investments

Investments (stated at cost) consist of the following as of December 31, 2004:

First London Securities Corporation
(A Subsidiary of DGN Securities)
Notes to Financial Statements
December 31, 2004

8. Investments (cont'd)

Real Estate - 2603 Fairmount (1)	$354,618
Total Investments	$354,618

(1) 2603 Fairmount is a partnership in which First London Securities Corporation has a 15% equity ownership and is a general partner.

9. Receivables from Related Parties

Receivables from related parties consist of the following at December 31, 2004.

2603 Fairmount	$	46,196
Notes receivable - DRN		550,724
Other		12,987
	$	609,907

First London Securities Corporation
(A Subsidiary of DGN Securities)
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2004

Schedule 1

Total stockholder's equity	$ 3,768,588
Add liabilities subordinate to claims of general creditors	- 0 -
Total stockholder's equity qualified for net capital	3,768,588
Deductions	
Total non-allowable assets from statement of financial condition	1,027,810
Other deductions or charges	327,246
Total deductions	1,355,056
Net capital before haircuts on securities positions	
Non-marketable securities	(4)
Haircuts on Securities: [computed, where applicable, pursuant to 15c3-1(f)]	(669,246)
Undue concentration	(518,723)
Net capital	$ 1,225,559

The accompanying notes are an integral part of this schedule.

First London Securities Corporation
(A Subsidiary of DGN Securities)
Reconciliation of Net Capital Requirements
December 31, 2004

Schedule 2

	Per Focus Report	Adjustments	Per Audit Report
Net Capital	$ 1,178,958	$ 46,601	$ 1,225,559

Adjustments	
Other audit adjustments	($ 5,865)
Correction to undue concentration and haircuts	(221,547)
Correction to non-allowable assets	274,013
Net decrease	$ 46,601

The accompanying notes are an integral part of this schedule.

Schedule 3

First London Securities Corporation
(A Subsidiary of DGN Securities)
Reconciliation of Computation of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2004

First London Securities Corporation claims exemption from the provisions of Rule 15c3-3 pursuant to Rule 15c3-3 section (k)(2)(ii). As an introducing broker, First London Securities Corporation, clears all transactions with and from customers on a fully disclosed basis with First Southwest Company. All customer funds and securities are promptly transmitted to First Southwest Company.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2004

First London Securities Corporation operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to First Southwest Company on a same day basis.

The accompanying notes are an integral part of this schedule.